UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

AIR T, INC.
(Name of Issuer)

Common Stock, par value of $.25 per share
(Title of Class of Securities)

009207101
(CUSIP Number)

AO Partners I, L.P.
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500 (1)
	8	SHARED VOTING POWER 363,700
	9	SOLE DISPOSITIVE POWER 2,500 (1)
	10	SHARED DISPOSITIVE POWER 363,700
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)    Represent shares underlying stock options, which options are currently exercisable.

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Seth G. Barkett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS William R. Foudray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Andrew L. Osborne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS John M. LaFontsee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Scott A. Ronan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Nicholas P. Zaccagnini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Ryan P. Buckley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207101

Item 1.	Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.	Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.

By virtue of Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley agreeing to serve as nominees for election to the Company’s Board of Directors in connection with the nomination of director candidates by the AO Partners Group (as defined below), Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley may be deemed to constitute a “group” with the AO Partners Group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley expressly disclaim beneficial ownership of securities held by the AO Partners Group and by each other.  The securities reported herein as being beneficially owned by Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley do not include any securities held by each other or by any member of the AO Partners Group.

The parties identified in the list below constitute the “AO Partners Group”.  The AO Partners Group expressly disclaims beneficial ownership of securities held by Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley.  The securities reported herein as being beneficially owned by the AO Partners Group do not include any securities held by Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley.

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).

●	Nicholas J. Swenson as the Managing Member of AO Partners and as a Director of the Issuer.

CUSIP NO. 009207101

Each of the foregoing is referred to as a “Reporting Party” and, collectively, as the “Reporting Parties.”  Each of the Reporting Parties is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1 to this Amendment No. 11 to the Schedule 13D.  While Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley may be deemed to constitute a “group” with the AO Partners Group for purposes of Section 13(d)(3) of the Exchange Act, due to Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley agreeing to serve as nominees for election to the Company’s Board of Directors in connection with the nomination of director candidates by the AO Partners Group, none of Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the AO Partners Group as to how he will, if elected as a director of the Company, act or vote on any issue or question.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:  shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners and as a Director of the Issuer.

The principal business address of each of AO Partners Fund, AO Partners and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund and AO Partners are engaged in various interests, including investments.  The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of AO Partners and Groveland Capital, LLC, a Delaware limited liability company.

The principal business address of Seth G. Barkett is 495 West Mt. Garfield Road, Norton Shores, Michigan 49441.

The principal business address of William R. Foudray is 444 Second Street, Excelsior Minnesota 55331.

The principal business address of Andrew L. Osborne is 100 Fox Run Terrace, P.O. Box 655, Middleburg, Virginia 20118.

The principal business address of John M. LaFontsee is 7220 Central Avenue NE, Fridley, Minnesota 55432.

The principal business address of Scott A. Ronan is 99 Stonetree Circle, Rochester Hills, Michigan 48309.

The principal business address of Nicholas P. Zaccagnini is 550 West Van Buren Street, Chicago, Illinois  60607.

The principal business address of Ryan P. Buckley is 443 N. Clark, Ste. 200, Chicago, Illinois  60654.

(d)           None of the Reporting Parties described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 009207101

(e)           None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Each of Messrs. Swenson, Barkett, Foudray, Osborne, LaFontsee, Ronan, Zaccagnini and Buckley is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the AO Partners Group was acquired in open market purchases with working capital of AO Partners Fund and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is $3,094,238.

The Issuer granted Mr. Swenson the stock options reported in this Amended Schedule 13D for his service on the Issuer's board of directors.

Item 4.	Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

On March 30, 2012, Mr. Swenson requested that the Board of Directors of the Issuer appoint him and Mr. Seth Barkett as directors of the Issuer.  A copy of the letter is attached as Exhibit 2 to Amendment No. 3 to the Schedule 13D.

On August 30, 2012, Mr. Swenson was appointed a Director of the Issuer.

On April 4, 2013, Mr. Swenson presented the attached board reform plan to Air T’s Lead Director.  He received a response from CEO Walter Clark, through the Lead Director, on April 12, 2013.  The response from Mr. Clark is not shown.  The response by Mr. Clark on April 12th established that Mr. Swenson and Mr. Clark have divergent viewpoints about board reform.  A copy of the plan is attached as Exhibit 3 to Amendment No. 7 to the Schedule 13D.

On April 25, 2013, Mr. Swenson presented the attached amended board reform plan to Air T’s Lead Independent Director (this letter dated April 25, 2013 slightly modified and superseded a letter dated April 24, 2013).  A copy of the plan is attached as Exhibit 4 to Amendment No. 8 to the Schedule 13D.

Mr. Swenson received a communication on April 25, 2013 from the CEO & Chairman of the Issuer, via the Lead Independent Director.  In this response to Mr. Swenson's letter of April 25th (this letter dated April 25, 2013 slightly modified and superseded a letter dated April 24, 2013), the CEO & Chairman of the Issuer said he was rejecting Mr. Swenson's proposals and did not offer a counter proposal.  Apparently, this action was taken on a unilateral basis by the CEO & Chairman and without consulting the board.

On May 6, 2013, Mr. Swenson presented the attached amended board reform plan to Air T’s Lead Independent Director.  A copy of the plan is attached as Exhibit 5 to Amendment No. 10 to the Schedule 13D.

CUSIP NO. 009207101

On May 7, 2013, AO Partners Fund submitted notice to the Issuer of its intent to nominate Nicholas J. Swenson, Seth G. Barkett, William R. Foudray, Andrew L. Osborne, John M. LaFontsee, Scott A. Ronan, Nicholas P. Zaccagnini and Ryan P. Buckley as nominees for election as directors, on the WHITE proxy card, at the Issuer’s 2013 Annual Stockholder Meeting.  A copy of the nomination letter, which was dated May 2, 2013 (but submitted on May 7, 2013),  is attached as Exhibit 6 to this Amendment No. 11 to the Schedule 13D.

The Reporting Parties may make further purchases of shares of Common Stock.  The Reporting Parties may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Parties have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Parties currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 2,446,286 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended December 31, 2012) of outstanding shares of Common Stock owned beneficially by each reporting party named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	363,700	14.9%
AO Partners (1)	363,700	14.9%
Nicholas J. Swenson (2)	366,200	14.9%

(1)
AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

(2)
Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund with regard to those shares of Common Stock.  The Issuer granted Mr. Swenson stock options for 2,500 shares for his service on the Issuer's board of directors.

(b)           Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners and AO Partners Fund by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

CUSIP NO. 009207101

(c)           The Reporting Parties have made no purchases or sales since the date of Amendment No. 10 to the Schedule 13D.

(d)         No person other than the Reporting Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Party.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Swenson is indemnified by AO Partners Fund and AO Partners for liabilities he may incur in connection with his duties for the AO Partners Group, including the intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Company.  AO Partners Fund and AO Partners will also reimburse Mr. Swenson for expenses that he reasonably incurs in connection with the intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Company.  Mr. Swenson is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, AO Partners Fund and AO Partners (or any other person) as to how Mr. Swenson will act or vote on any issue or question.

Each of Messrs. Barkett, Foudray, Osborne, LaFontsee, Ronan, Zaccagnini and Buckley are indemnified by AO Partners Fund and AO Partners for liabilities they may incur in connection with the intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Company.  AO Partners Fund and AO Partners will also reimburse Messrs. Barkett, Foudray, Osborne, LaFontsee, Ronan, Zaccagnini and Buckley for expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Company.  None of Messrs. Barkett, Foudray, Osborne, LaFontsee, Ronan, Zaccagnini and Buckley is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the AO Partners Group, each other or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to this Amendment No. 11 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

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Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

2	March 30, 2012 Letter from Nick Swenson to the Chairman and Chief Executive Officer of the Issuer*

3	April 4, 2013 Email from Nick Swenson to the Lead Director of the Issuer*

4	April 25, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer*

5	May 6, 2013 Letter from Nick Swenson to the Lead Independent Director of the Issuer*

6	Nomination Letter, dated as of May 2, 2013 (submitted May 7, 2013)

* Previously filed

CUSIP NO. 009207101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 7, 2013

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson
/s/ Seth G. Barkett Seth G. Barkett
/s/ William R. Foudray William R. Foudray

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/s/ Andrew L. Osborne Andrew L. Osborne
/s/ John M. LaFontsee John M. LaFontsee
/s/ Scott A. Ronan Scott A. Ronan
/s/ Nicholas P Zaccagnini Nicholas P. Zaccagnini
/s/ Ryan P. Buckley Ryan P. Buckley

CUSIP NO. 009207101

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.25 per share, of Air T, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D/A and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

Date:           May 7, 2013

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson

CUSIP NO. 009207101

/s/ Seth G. Barkett Seth G. Barkett
/s/ William R. Foudray William R. Foudray
/s/ Andrew L. Osborne Andrew L. Osborne
/s/ John M. LaFontsee John M. LaFontsee
/s/ Scott A. Ronan Scott A. Ronan
/s/ Nicholas P Zaccagnini Nicholas P. Zaccagnini
/s/ Ryan P. Buckley Ryan P. Buckley